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                            January 29, 2024

       Rongjun Xu
       Chief Executive Officer
       INLIF Limited
       No. 88, Hongsi Road
       Yangxi New Area, Honglai Town
       Nan   an City, Quanzhou
       The People   s Republic of China

                                                        Re: INLIF Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
16, 2024
                                                            CIK No. 0001991592

       Dear Rongjun Xu:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 4, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Our Corporate Structure, page 1

   1. We note your response to prior comment 1. Please revise to clarify that actions by the
                                                        Chinese government to
exert more oversight and control over offerings that are conducted overseas and/or foreign
investment in China-based issuers could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless.
 Rongjun Xu
INLIF Limited
January 29, 2024
Page 2
General

2. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your initial submission on November 6,
      2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure
      referencing the PRC government   s intent to strengthen its regulatory
oversight conveys
      the same risk. Please revise or advise.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,
FirstName LastNameRongjun Xu
                                                           Division of
Corporation Finance
Comapany NameINLIF Limited
                                                           Office of Technology
January 29, 2024 Page 2
cc:       Lisa Forcht
FirstName LastName